Exhibit 12.01

GOLDEN STATE WATER COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	For the year ended December 31,
	2006	2007	2008	2009	2010	For the nine months ended September 30, 2011

Earnings
Pre-tax income from continuing operations	$39,394	$46,979	$45,094	$43,182	$44,193	$51,582
Add: Fixed charges	20,007	20,967	20,633	22,347	22,094	19,043
Earnings available for fixed charges	$59,401	$67,946	$65,727	$65,529	$66,287	$70,625

Fixed charges
Interest expense (1)	$19,186	$20,063	$19,651	$21,398	$21,215	$18,436
Interest component of rentals (2)	821	904	982	949	879	607
Total fixed charges	$20,007	$20,967	$20,633	$22,347	$22,094	$19,043

Ratio of earnings to fixed charges	2.97	3.24	3.19	2.93	3.00	3.71

(1) Includes amortization of debt issuance costs.

(2) Reflects one-third of rental expense under operating leases considered to represent an approximate interest factor.